[redacted]

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

08029207

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Forum Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street, 23rd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey M. Stern (212) 290-1765
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jeffrey M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forum Capital Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this
25th day of February, 2008

Valerie Cutrufelli
Notary Public

Signature

General Securities Principal
Title

VALERIE CUTRUFELLI
Notary Public, State Of New York
No. 01CU6059146
Qualified In New York County
Commission Expires May 21, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORUM CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

FORUM CAPITAL SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Forum Capital Securities LLC

We have audited the accompanying statement of financial condition of Forum Capital Securities LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Forum Capital Securities LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 20, 2008

FORUM CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets		
Cash and cash equivalent	$	158,671
Investment banking fees receivable		6,212,567
Investment in limited liability company		24,393
Total assets	$	6,395,631
Member's equity	$	6,395,631

See accompanying notes to financial statements.

FORUM CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of advisory fees for capital raising and private placement services.

2. Summary of significant accounting policies

Cash and Cash Equivalent

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required. During the year ended December 31, 2007, the Company wrote off $50,000 to bad debt expense for fees billed but not collected.

Investment in Limited Liability Company

The Company has an investment in a limited liability company (the "LLC") for which the Company is providing advisory and private placement services. The Company's investment in the LLC is carried at cost. The Company is a non-voting limited partner in the LLC and is due 15% of any carried interest or special allocation from the LLC. As of December 31, 2007, the LLC's activities have been limited to capital calls and there have not yet been investments made by the LLC for which a carried interest or allocation would be due to the Company. Per the operating agreement of the LLC, the Company has a commitment to contribute at most an additional $10,455 to the LLC at such future time that the LLC makes a capital call.

Revenue Recognition

Advisory fees are recognized as earned on a pro rata basis over the term of the related contract. Investment banking fees are recorded in accordance with the terms of the private placement agreement.

Unincorporated Business Tax

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on its income. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense on the books of the Company and is reflected as an imputed capital contribution from the Parent. In accordance with the provisions of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes", the consolidated current and deferred tax expense for a group that files a consolidated tax return is allocable among the members of the group when those members issue separate financial statements.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $156,000 which was approximately $151,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

Pursuant to a service agreement, the Company's parent provides various services on behalf of the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays its Parent. For the year ended December 31, 2007, the expense amounted to $804,000 related to this agreement.

6. Concentrations

The Company periodically maintains cash balances in a financial institution, exceeding the Federal Deposit Insurance Corporation coverage of $100,000. In addition, its cash equivalent consists of an investment in a single uninsured money market fund. Management does not anticipate any material losses as a result of these concentrations.

For the year ended December 31, 2007, approximately 93% of revenues earned were from three customers. Investment banking fees receivable from these three customers aggregated approximately $5,879,000 at December 31, 2007.

END